SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated November 26, 2021.

Autonomous City of Buenos Aires, November 26, 2021.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Bajo del Toro Area. Subdivision and Concession of

Non-Conventional Hydrocarbons Exploitation.

Dear Sirs,

We are hereby writing to you pursuant to the requirements of Article No. 23 of the ByMA Listing Regulations..

In this regard, and continuing with the information provided in our Relevant Fact dated October 17, 2016, we inform that on November 26, 2021, Provincial Decree No. 2004/21 was published in the Official Gazette of the Province of Neuquén, authorizing the subdivision of the current Bajo del Toro Area into two blocks: (i) Bajo del Toro Norte, with an area of 113.82 km2; and (ii) Bajo del Toro, with an area of 42.97 km2 –as shown in the map attached hereto as “Annex I.”

Likewise, by means of the referred decree, YPF S.A. (“YPF”), Bajo del Toro I S.R.L., a company absorbed by YPF in the framework of the merger that is currently being registered (“Bajo del Toro I”), and Equinor Argentina B.V. (Argentine Branch) (“Equinor” and, collectively with YPF and Bajo del Toro I, the “Companies”) were awarded an Unconventional Hydrocarbon Exploitation Concession (“CENCH”) in the Bajo del Toro Norte area for a period of 35 years; and access to a second exploration period in the Bajo del Toro area of four years.

YPF and Equinor have committed to execute a five-year pilot plan under the CENCH at Bajo del Toro Norte consisting of the drilling of 14 horizontal wells targeting the Vaca Muerta formation and associated surface facilities with an estimated investment of US$117.7 million.

Additionally, the Companies are committed to drill one vertical well (3255 mbbp) in the remaining Bajo del Toro area with an estimated investment of US$3 million.

YPF owns directly and indirectly (through Bajo del Toro I) a 50% interest in Bajo del Toro and Bajo del Toro Norte; while Equinor owns the remaining 50% interest in both blocks. YPF will continue to be the operator of the blocks.

Santiago Wesenack

Market Relations Officer

YPF S.A.

Annex I: Map and Coordinates

Map of Non-Conventional Exploitation Concession Bajo del Toro Norte

Map of Exploratory Permit Bajo del Toro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 26, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer